POWERWAVE TECHNOLOGIES, INC.

1801 E. St. Andrew Place

Santa Ana, California 92705

January 11, 2008

Larry Spirgel

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Powerwave Technologies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 6, 2007

File No. 000-21507

Dear Mr. Spirgel

I am writing in response to your letter dated December 20, 2007, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on Powerwave Technologies, Inc.’s (“Powerwave,” the “Company,” “we,” “us,” or “our”) Form 10-K for the Fiscal Year Ended December 31, 2006. We appreciate and have carefully considered the Staff’s comments on the Form 10-K and our responses to the comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

Form 10-K for the fiscal year ended December 31, 2006

Note 14. Commitments and Contingencies, page 75

1.	We note that you sold your manufacturing facility in the Philippines in March of 2006. Further, we note that you entered into certain commitments, including certain revenue and margin commitment levels in relation to the sale. Please tell us:

•

The factors you considered when determining that an amount should not be accrued during the fiscal year ended December 31, 2006 and the quarterly period ended April 1, 2007 for your failure to meet the required commitments.

•

Whether the purchase commitment has been reflected in the table on page 48. If not, tell us why. Since you have recorded significant charges in relation to your failure to meet the required commitments, you should expand your disclosures to provide details of your purchase commitments under this arrangement and discuss any impact on your liquidity.

Response:

Analysis of Accounting Treatment

Paragraph 8 of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, states the following:

8.	An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a.	Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.	The amount of loss can be reasonably estimated.

We considered various factors when evaluating whether or not to record a loss on this contract manufacturing agreement, both in the fiscal year ended December 31, 2006 and in the quarterly period ended April 1, 2007. While this agreement lists both revenue and margin commitments, effectively the only governing commitment was the margin commitment since any shortfall is measured against the margin amount. We note that the contract specifically allowed for alternatives in the event that the revenue or margin falls short of the required minimum, including the transfer of additional workload from Powerwave’s internal manufacturing sites or transfer of additional workload from other third party manufacturers as well as the transfer of production workload from newly acquired businesses. These alternatives would not result in any loss for the period. The agreement also allowed for the parties to negotiate in good faith an alternative mutually equitable arrangement, which may include a decrease in the commitment in the event of a prolonged downturn.

In January 2007, the Company had initial discussions with its contract manufacturing partner regarding the commitments related to this contract manufacturing agreement and the possibility that the Company may not achieve the required commitment level for the first year which ended in March 2007, due to lower than originally forecasted revenues. While it was agreed that there would likely be a shortfall in revenues for the first year based upon the actual revenue demand to date, per the terms of the contract, there were discussions on how to eliminate any shortfall between the parties. The parties moved forward with what Powerwave management believed to be the intention to resolve any potential shortfall through the various methods discussed above and provided for in the agreement. These included increasing the term of the agreement to take account of the expected rebound in our business (i.e., adding an additional year to make up any current shortfall), increasing the required amounts in future years, and the possible transfer of some of the production requirements that were included with our recent Filtronic acquisition (which occurred on October 15, 2006).

Based upon our discussions and the terms of the agreement, management believed that a combination of the expected improvement in demand in our businesses as well as the increased business from the Filtronic acquisition would provide us with more than enough revenue and margin to satisfy the commitment with our contract manufacturing partner such that there would be no material payment requirement for the first year. We had a long-term relationship with this contract manufacturing partner and based upon ongoing conversations with them, management believed that any shortfall could be offset with some form of future business.

Management also believed that due to the additional manufacturing facilities that the Filtronic acquisition created, we would have the opportunity to consolidate more internal manufacturing to such contract manufacturing partner which would offset any potential shortfall in previous revenue and margin commitments. Because the agreement allowed us to both shift additional manufacturing to the contract manufacturing partner in future periods in fulfillment of our revenue and margin commitment as well as increase the time period of the agreement to provide additional future benefits to our contract manufacturing partner offsetting any current shortfall, and we expected to do so, management believed that a loss was not probable in either period.

Even assuming, for argument’s sake, that a loss was probable (even though, as stated above, management believed that any shortfall would be negotiated without a loss), management also believed that we were unable to accurately estimate the amount of any loss contingency due to the fact that the margin information provided during the relevant period was limited and was not believed by us to be entirely accurate (given the proprietary nature of the margin calculation and the confidentiality requirements of our contract manufacturing partner, we were not provided with full details regarding these margins and were not able to fully audit such information). In addition, if there were to be any actual payment for a loss, management believed that such payment would be minimal and not have a material impact on our business or results of operations. Thus, we did not believe that it was appropriate to record a loss in either the fiscal year ended December 31, 2006 or the quarterly period ended April 1, 2007.

During the second quarter of 2007, the parties continued with the discussions which had begun earlier in the year and began negotiating in good faith various alternatives to address the shortfall for the first year. Both parties agreed that the overall demand outlook had changed significantly during the first year, as well as Powerwave’s position had changed with its acquisition of the Filtronic business. The major alternatives under discussion included adding an additional year to the existing agreement, which would allow any missed revenues and margin to be captured at a future date, increasing the revenue and margin commitment in a future year to offset any current shortfall, and the possibility of transferring selected portions of the newly acquired Filtronic business to our contract manufacturing partner. During this process, management continued to believe that we would reach a negotiated resolution which would not result in any material payment to our contract manufacturing partner. It was management’s belief that a combination of increasing the margin commitment, extending the term and additional business would satisfy the shortfall from the first year without any material payment required. As the negotiations continued over a period of almost two quarters, our revenues did not rebound as quickly as we anticipated, and the parties’ view of the amount of additional revenues and margin necessary going forward continued to differ. In late June 2007, after exploring multiple alternatives to resolve the shortfall, the parties reached a decision to settle the first year shortfall by means of a payment, which after negotiations was agreed to be $3.1 million. This amount was actually paid in August 2007. Accordingly, we believe it was appropriate to record the loss in the second quarter of 2007 since prior to that time we did not believe it probable that a loss was incurred.

We also note that after settlement with respect to any shortfalls in the first year of the agreement, we continued negotiations regarding future period commitments, given that the recovery in our revenues had taken longer than we had originally forecasted. As we had identified additional manufacturing operations that we were considering outsourcing, we had further discussions with our contract manufacturing partner regarding transferring additional business to them. After a review, our contract manufacturing partner decided not to participate in that potential business. This led management to pursue an alternative of ending all future revenue and margin commitments. These negotiations were settled in early October 2007, when we reached an agreement to terminate all future revenue and margin commitments for approximately $6.7 million. This amount was recorded in the third quarter 2007 results. As an example of the negotiated nature of this overall agreement, the settlement of $6.7 million covering the remaining four years of the agreement offset what was $23.8 million of remaining margin commitments per the written terms of the agreement. As a result of this settlement, we are no longer subject to the revenue and margin commitments with this contract manufacturing partner.

We also note that we did not include the revenue or margin commitments in the table on page 48 of our Form 10-K for the year ended December 31, 2006. In the table, we included all actual open purchase order commitments at that time. While, for the current year period, this represented significantly more than the required margin amount, we did not include future year margin requirements as there were no firm purchase orders outstanding for products for those future periods, and, as described above, the agreement specifically contemplated and allowed for the potential that there could be significant changes in the demand and that the parties would negotiate in good faith any changes to reflect changes in demand. Therefore, it was believed by management that these potential future years’ margin requirements were not a firm commitment. Also, as noted above, the commitment related to the revenue margin and not a minimum revenue commitment (products have a wide variety of margins and the reconciliation surrounded the revenue margin and not a minimum revenue amount). We further note that we are no longer subject to the revenue or margin commitments.

In our future filings, we will significantly expand the disclosures of our contract manufacturing agreements and we will include descriptions of any potential purchase commitments under these types of arrangements and include a discussion of any potential impact on our liquidity.

Additional Background Information:

On November 21, 2002, Powerwave entered into a Manufacturing Services and Supply Agreement with Celestica Corporation. This agreement set the initial terms and pricing for selected products to be manufactured by Celestica for Powerwave on a third party contracting basis. Per the terms of this agreement, pricing and other terms are to be reviewed on a quarterly basis.

On September 2, 2005, Powerwave completed the acquisition of certain of the wireless business assets of REMEC, Inc. Included in this acquisition was a manufacturing operation located in the Philippines. In connection with this acquisition, Powerwave began to implement a plan to restructure and integrate the operations of the combined company, with a goal of consolidating and reducing the operating and manufacturing costs of the combined companies.

One of the plans to reduce our manufacturing costs involved the consolidation of the newly acquired Philippines manufacturing operations with one of our contract manufacturing partners. Associated with the acquisition of the REMEC Wireless Systems Business, Powerwave forecasted significantly increased revenues, when combining its existing revenue base with that of the REMEC Wireless business. Powerwave experienced strong sequential revenue growth in the fourth quarter of fiscal year 2005, the first full quarter after the acquisition of the REMEC Wireless Systems Business. Powerwave forecasted that it should maintain strong revenue performance and that market demand for its products would remain strong throughout fiscal year 2006.

On March 10, 2006, we completed an agreement to transfer our manufacturing operations located in the Philippines to Celestica, along with the sale of certain assets associated with those operations. In connection with the sale of assets at our manufacturing facility located in the Philippines to Celestica, we amended the Manufacturing Services and Supply Agreement with Celestica to provide for a new term of five years from the effective date of the amendment, with automatic renewals for one year periods unless either party receives from the other a written notice of intent to terminate the agreement at least six months prior to the end of the then current term.

Commitment Associated with Amendment

In the Amended Agreement, we committed to purchase a minimum of $125 million worth of products from Celestica in each 12-month period from the effective date. (While the Amended Agreement lists both revenue and margin commitments, effectively the only governing commitment is the margin commitment since any shortfall is measured against the margin amount.) This margin commitment was in addition to existing manufacturing services being performed by Celestica on the effective date and any follow-on business thereon. While Powerwave had suffered an unexpected reduction in demand in the first quarter of fiscal year 2006, the Company still believed that demand would recover and that the long-term demand trends remained quite positive for both the Company and its industry segment. The revenues for the second quarter of fiscal year 2006 showed a strong recovery from the first quarter 2006 revenues and overall demand appeared to be recovering for the wireless infrastructure industry. As a note, the wireless infrastructure equipment industry that Powerwave competes in has a long history of significant volatility, such that significant swings in the revenues of companies within the industry are extremely common on a quarterly basis.

The terms of the pricing for the products which satisfy this margin commitment contained in the Amended Agreement with Celestica were to be based on an EBIAT (Earnings before interest, amortization and taxes) revenue margin which was to be fixed for the first four years and fixed at a reduced margin during the fifth year. The commitment was subject to standard clauses requiring that Celestica deliver the products on time and in accordance with the forecasting flexibility and ordering lead time provisions of the existing manufacturing services agreement and the requirement that products meet the quality standards set forth in the existing agreement (predefined “performance metrics”).

As further clarification of the pricing clause, the actual revenue margin of a third party contract manufacturer such as Celestica is proprietary information that is not readily available to any customer. While our agreement states that pricing shall be on an open book basis, it also states that such basis is to be consistent with current practices and that Celestica will provide Powerwave reasonable and sufficient information to allow Powerwave to verify the Revenue Commitment and the applicable revenue margin without violating the confidentiality terms of Celestica’s agreements with third parties. What this means in practice is that it is extremely difficult for Powerwave to accurately forecast what the actual revenue margin earned by Celestica is during a period and there is also a significant period of time after a period during which information concerning various components of margin for such period is actually shared with Powerwave, without violating any third party agreements. Due to these restrictions, there is typically uncertainty with regards to the accuracy of the initial data provided (due to the limited nature of what is provided) and therefore it is typical that an ongoing negotiation occurs between the parties to determine the final agreed upon revenue margin for a given period.

For the third quarter of 2006, our revenues significantly declined due to several factors, which included significantly lower demand from both our direct operator and original equipment customers. In particular, Cingular Wireless declined by almost 90% and Ericsson declined by almost 70%. In addition, we also suffered some revenue shortfall related to a temporary delay in the transfer of certain selected production between our European manufacturing locations related to implementation of a new ERP system in our European operations during the third quarter. The decline in demand by Cingular Wireless had impacted the entire wireless infrastructure equipment industry, not just Powerwave. In addition, during this time both Alcatel and Lucent announced plans to merge their businesses and Nokia and Siemens announced plans to combine their wireless businesses. In particular, Nokia and Siemens represented our largest customers, and had also been REMEC’s largest customers and represented a significant portion of business for the products produced in the Philippines manufacturing location.

As we suffered lower revenues during 2006, we believed that a combination of the expected improvement in demand in our businesses as well as the increased business from the Filtronic acquisition would provide us with more than enough revenue to satisfy the commitment with Celestica on a long-term basis. We had a long-term relationship with Celestica and based upon ongoing conversations with Celestica, we believed that any shortfall could be offset with a combination of increased future business, an extension of the term of the original commitment (i.e., adding an additional year to make up any current shortfall) and the possible transfer of some of the production requirements that were included with the Filtronic acquisition. The Philippines manufacturing facility produced similar products to many of the Filtronic products, and a transfer of some of those Filtronic products was considered by management as one of many alternatives to address any potential shortfalls. Based upon all of the above, it was believed by management that any shortfall would be addressed by a combination of these measures, and if there was to be any potential true up of the commitment, that it would most likely not be material to the Company.

At this same time, on October 15, 2006, we completed the acquisition of the majority of the Wireless Infrastructure Division business of Filtronic plc. We believed that this strategic acquisition would significantly enhance and broaden our product portfolio, as well as add significant revenues to our business. In particular, Nokia was the largest customer of Filtronic, and with the acquisition our dependency on the combined Nokia and Siemens would be significantly increased. During the fourth quarter of 2006, we became aware that Nokia and Siemens would temporarily reduce their demand during the fourth quarter of 2006 as they prepared for the combination of their wireless infrastructure businesses. While we expected that this would have a negative impact on our business and reduce our revenues during the fourth quarter of 2006, the actual reduction was far larger than anticipated and lasted longer than anticipated. This reduction impacted the entire wireless infrastructure industry, given that Nokia Siemens is a major original equipment manufacturer. The original combination of the Nokia Siemens business was to be completed by January 1, 2007, and it was anticipated that after that date demand would return to a more normal run rate by this important customer.

During December 2006, it became apparent through public press releases that certain allegations against Siemens would delay the closing of the Nokia Siemens combination. Initially, it was expected to be a minor delay, expected to be only a week or two. As the first quarter of 2007 began, it turned out to be an extended delay, which further pushed out demand by Nokia Siemens, which impacted Powerwave’s revenues and our demand for products to be built by Celestica during this period. The Nokia Siemens combination was finally closed in April 2007.

Section 5.2 of the Amended Agreement required Celestica to provide a summary statement within 30 days after the end of each 12 month period, the first period ending on March 10, 2007, that includes the actual revenue and margin earned during the preceding 12 months period with reasonable and sufficient information to allow Powerwave to verify the revenue and margin.

Section 5.2 also states:

If the actual EBIAT is less than US$6.25 million for each of the first four 12 month periods, then Celestica and Powerwave will in good faith negotiate an arrangement equitable to both parties, recognizing Celestica’s legitimate expectations under such commitment, being at least the specified EBIAT return on the specified revenue level. Such alternative arrangements could include transfer of additional workload from Powerwave’s internal manufacturing sites or transfer of additional workload from third party manufacturers as well as reconciliation of the actual EBIAT earned with the expected EBIAT on the Revenue Commitment, among others.

It further states,

Notwithstanding the above, if, in the event of a prolonged decrease in demand for Powerwave’s products, and after using its best efforts, Powerwave is unable to meet the Revenue Commitment in any particular year of the amended Agreement, the parties will in good faith negotiate an alternative mutually equitable arrangement, which may include a decrease in the Revenue Commitment.

Termination of Revenue and Margin Commitments

On October 5, 2007, we entered into a further amendment to the Manufacturing Services and Supply Agreement in the form of an Amended and Restated Amending Agreement. In this further amendment, the parties agreed to terminate all future revenue and margin commitments of Powerwave under the Supply Agreement for the four 12-month periods beginning March 10, 2007 in consideration for the payment by Powerwave of up to $6,711,000 to Celestica.

Pursuant to your request, Powerwave acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at phone number (714) 466-1608 or fax number (714) 466-5801 if you have any questions or require additional information.

Sincerely,

/s/ Kevin T. Michaels

Kevin T. Michaels

Chief Financial Officer

Powerwave Technologies, Inc.